SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

Independent Bancshares, Inc.

(Name of Issuer)

Independent Bancshares, Inc.

Charles H. Deters

Jeremy J. Deters

David A. Dizney

Robert A. Elinor

Billy G. Gadd

Mark A. Imes

Deborah A. Klugger

John L. Peterson, D.V.M.

Lanford T. Slaughter, D.D.S.

Frank E. Stafford, C.P.A.

(Name of Person(s) Filing Statement)

Common Stock, Par Value $1.00 Per Share

(Title of Class of Securities)

453821100

(CUSIP Number of Class of Securities)

John P. Greeley

Smith Mackinnon, PA

255 South Orange Avenue, Suite 800

Orlando, Florida 32801

(407) 843-7300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):

☒	a.	The filing of solicitation materials or an information statement subject to Regulation 14A Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☐	c.	A tender offer.

☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. ☒

Check the following box if the filing fee is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE

Transaction Valuation*/**	Amount of Filing Fee-

$453,108.45	$90.63

*	Based upon the book value at September 30, 2009 of the maximum number of shares of common stock to be converted into shares of Series A Preferred Stock in the transaction.
**	Determined pursuant to Rule 0-11 (b)(2) by multiplying $453,108.45 by .0002.

☐	Check Box if any part of the fee is offset as provided by Rule 0- 11 (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	$90.63

Form or Registration No.:	Schedule 13E-3

Filing Party:	Independent Bancshares, Inc.

Date Filed:	October 9, 2009

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

i

INTRODUCTION

This Rule 13E-3 Transaction Statement on Schedule 13E-3 is being filed by Independent Bancshares, Inc., a Florida corporation (the “Company”), and by the following individuals (each of whom is a director of the Company and its wholly-owned subsidiary, Independent National Bank); Charles H. Deters, Jeremy J. Deters, David A. Dizney, Robert A. Elinor, Billy G. Gadd, Mark A. Imes, Deborah A. Klugger, John L. Peterson, D.V.M., Lanford T. Slaughter, D.D.S., and Frank E. Stafford, C.P.A. This Schedule 13E-3 is filed pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13E-3 thereunder. The Company is proposing that its shareholders adopt an amendment to its articles of incorporation that will result in the reclassification of certain shares of its common stock into newly authorized shares of preferred stock. If the transaction is completed, shareholders of record who hold less than 400 shares of common stock will receive shares of preferred stock on the basis of one share of preferred stock for each share of common stock held by such shareholders. As a result, shareholders or record who hold 400 or more shares of common stock prior to the transaction will continue to hold the same number of shares following the reclassification transaction. The effect of the transaction will be to reduce the number of shareholders of record of common stock to less than 300, which will allow us to terminate our reporting obligations.

Attached to this Schedule 13E is a proxy statement in connection with the special meeting of Company shareholders at which such shareholders will consider the reclassification. The shares of the Company are registered under Section 12(g) under the Securities Exchange Act of 1934, as amended. Accordingly, the Company is subject to Regulation 14A under the Securities Exchange Act of 1934, as amended.

The information contained in the proxy statement is hereby expressly incorporated herein by reference and the responses to each item are qualified in their entirety by reference to the information contained in the proxy statement.

All parenthetical references under the various Items contained in this Schedule 13E-3 are references to the corresponding Items contained in Regulation M-A under the Exchange Act.

TRANSACTION STATEMENT

ITEM 1.	Summary Term Sheet.

Reg. M-A 1001

The information set forth in the proxy statement under the captions “SUMMARY OF RECLASSIFICATION TRANSACTION” and “QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE RECLASSIFICATION TRANSACTION” is hereby incorporated herein by reference.

ITEM 2.	Subject Company Information.

Reg. M-A 1002

(a)	The information set forth in the proxy statement under the caption “INTRODUCTION–INDEPENDENT BANCSHARES” is hereby incorporated herein by reference.

(b)	The information set forth in the proxy statement under the caption “SPECIAL FACTORS–Background of the Reclassification Transaction” is hereby incorporated herein by reference.

(c)	The information set forth in the proxy statement under the caption “MARKET PRICE OF INDEPENDENT BANCSHARES COMMON STOCK AND DIVIDEND INFORMATION–Comparative Market Price Data” is hereby incorporated herein by reference.

(d)	The information set forth in the proxy statement under the caption “MARKET PRICE OF INDEPENDENT BANCSHARES COMMON STOCK AND DIVIDEND INFORMATION” is hereby incorporated herein by reference.

(e)	Not applicable.

(f)	The information set forth in the proxy statement under the caption “COMMON STOCK PURCHASE INFORMATION–Prior Stock Purchases” is hereby incorporated herein by reference.

ITEM 3.	Identity and Background of Filing Person.

Reg. M-A 1003(a) through (c)

(a)-(c)	The information set forth in the proxy statement under the captions “SUMMARY OF RECLASSIFICATION TRANSACTION–INDEPENDENT BANCSHARES” “DIRECTORS OF THE COMPANY,” “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT,” AND “CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS” is hereby incorporated herein by reference.

During the last five years, neither Independent Bancshares nor any of its directors or executive officers has been convicted in a criminal proceeding or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws.

To our knowledge, none of the directors or executive officers of Independent Bancshares has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

ITEM 4.	Terms of Transaction.

Reg. M-A 1004(a) and (c) through (f)

(a)	The information set forth in the proxy statement under the captions “SUMMARY OF RECLASSIFICATION TRANSACTION,” “SPECIAL FACTORS–Background of the Reclassification Transaction,” “SPECIAL FACTORS–Purpose and Structure of the Reclassification Transaction,” “SPECIAL FACTORS–Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation,” “SPECIAL FACTORS–Effects of the Reclassification Transaction on Independent Bancshares; Plans or Proposals after the Reclassification Transaction,” “SPECIAL FACTORS–Effects of the Reclassification Transaction on Shareholders of Independent Bancshares,” “SPECIAL FACTORS–Accounting Treatment,” “DESCRIPTION OF CAPITAL STOCK–Preferred Stock to be issued in Recapitalization Transaction,” and “SPECIAL FACTORS–Material Federal Income Tax Consequences of the Reclassification Transaction” is hereby incorporated herein by reference.

(c)	The information set forth in the proxy statement under the caption “SPECIAL FACTORS–Effects of the Reclassification Transaction on Shareholders of Independent Bancshares” is hereby incorporated herein by reference.

(d)	The information set forth in the proxy statement under the caption “SPECIAL FACTORS–Appraisal Rights” is hereby incorporated herein by reference.

(e)	The information set forth in the proxy statement under the caption “SPECIAL FACTORS–Independent Bancshares’ and Board of Directors’ Positions as to the Fairness of the Reclassification Transaction” is hereby incorporated herein by reference.

(f)	The information set forth in the proxy statement under the captions “DESCRIPTION OF CAPITAL STOCK” is hereby incorporated herein by reference.

ITEM 5.	Past Contacts, Transaction, Negotiations and Agreements.

Reg. M-A 1005(a) through (c) and (e)

(a)	The information set forth in the proxy statement under the caption “CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS–Related Transactions,” is hereby incorporated herein by reference.

(b)-(e)	Not applicable.

ITEM 6.	Purposes of the Transaction and Plans or Proposals.

Reg. M-A 1006(b) and (c)(1)-(8)

(b)	The information set forth in the proxy statement under the captions “SPECIAL FACTORS–Effects of the Reclassification Transaction on Independent Bancshares; Plans or Proposals after the Reclassification Transaction” and “SPECIAL FACTORS–Accounting Treatment” is hereby incorporated herein by reference.

(c)	The information set forth in the proxy statement under the captions “SPECIAL FACTORS–Background of the Reclassification Transaction,” “SPECIAL FACTORS–Effects of the Reclassification Transaction on Independent Bancshares; Plans or Proposals after the Reclassification Transaction,” and “SPECIAL FACTORS–Effects of the Reclassification Transaction on Shareholders of Independent Bancshares” is hereby incorporated herein by reference.

ITEM 7.	Purposes, Alternatives, Reasons and Effects.

Reg. M-A 1013

(a)-(c)	The information set forth in the proxy statement under the captions “SPECIAL FACTORS–Background of the Reclassification Transaction,” “SPECIAL FACTORS–Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation,” and “SPECIAL FACTORS–Purpose and Structure of the Reclassification Transaction” is hereby incorporated herein by reference.

(d)	The information set forth in the proxy statement under the captions “SPECIAL FACTORS–Background of the Reclassification Transaction,” “SPECIAL FACTORS–Effects of the Reclassification Transaction on Independent Bancshares; Plans or Proposals after the Reclassification Transaction,” “SPECIAL FACTORS–Effects of the Reclassification Transaction on Shareholders of Independent Bancshares,” and “SPECIAL FACTORS–Material Federal Income Tax Consequences of the Reclassification Transaction” is hereby incorporated herein by reference.

ITEM 8.	Fairness of the Transaction.

Reg. M-A 1014

(a)-(b)	The information set forth in the proxy statement under the captions “SPECIAL FACTORS–Background of the Reclassification Transaction,” and “SPECIAL FACTORS–Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation,” is hereby incorporated herein by reference.

(c)	The information set forth in the proxy statement under the captions “SUMMARY OF RECLASSIFICATION TRANSACTION–Vote Required for Approval,” “SPECIAL FACTORS–Background of the Reclassification Transaction,” and “SPECIAL FACTORS–Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation” is hereby incorporated herein by reference.

(d)	The information set forth in the proxy statement under the captions “SPECIAL FACTORS–Background of the Reclassification Transaction” and “SPECIAL FACTORS–Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation” is hereby incorporated herein by reference.

(e)	The information set forth in the proxy statement under the captions “SUMMARY OF THE RECLASSIFICATION TRANSACTION; Vote Required for Approval,” “SPECIAL FACTORS–Background of the Reclassification Transaction,” and “SPECIAL FACTORS–Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation” is hereby incorporated herein by reference.

(f)	The information set forth in the proxy statement under the captions “SPECIAL FACTORS–Background of the Reclassification Transaction” and “SPECIAL FACTORS–Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation” is hereby incorporated herein by reference.

ITEM 9.	Reports, Opinions, Appraisals and Negotiations.

Reg. M-A 1015

(a)	The information set forth in the proxy statement under the captions “SPECIAL FACTORS–Background of the Reclassification Transaction,” “SPECIAL FACTORS–Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation,” and “OTHER MATTERS–Reports, Opinions, Appraisals, and Negotiations” is hereby incorporated herein by reference.

(b)	The information set forth in the proxy statement under the captions “SPECIAL FACTORS–Background of the Reclassification Transaction” and “SPECIAL FACTORS–Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation,” is hereby incorporated herein by reference.

(c)	Not applicable.

ITEM 10.	Source and Amount of Funds or Other Consideration.

Reg. M-A 1007

(a)	The information set forth in the proxy statement under the captions “SPECIAL FACTORS–Background of the Reclassification Transaction” and “SPECIAL FACTORS–Financing of the Reclassification Transaction” is hereby incorporated herein by reference.

(b)	The information set forth in the proxy statement under the caption “SPECIAL FACTORS–Financing of the Reclassification Transaction” is hereby incorporated herein by reference.

(c)	The information set forth in the proxy statement under the caption “SPECIAL FACTORS–Fees and Expenses” is hereby incorporated herein by reference.

(d)	The information set forth in the proxy statement under the caption “SPECIAL FACTORS–Financing of the Reclassification Transaction” is hereby incorporated herein by reference.

ITEM 11.	Interest in Securities of the Subject Company.

Reg. M-A 1008

(a)	The information set forth in the proxy statement under the caption “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT” is hereby incorporated herein by reference.

(b)	The information set forth in the proxy statement under the caption “COMMON STOCK PURCHASE INFORMATION–Recent Transactions” is hereby incorporated herein by reference.

ITEM 12.	The Solicitation or Recommendation.

Reg. M-A 1012(d) and (e)

(d)

The information set forth in the proxy statement under the captions “SUMMARY OF RECLASSIFICATION TRANSACTION; Vote Required for Approval,” “SPECIAL FACTORS–Background of the Reclassification Transaction,” “SPECIAL

FACTORS–Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation,” and “SPECIAL FACTORS–Interests of Certain Persons in the Reclassification Transaction” is hereby incorporated herein by reference.

(e)	The information set forth in the proxy statement under the captions “SPECIAL FACTORS–Background of the Reclassification Transaction” and “SPECIAL FACTORS–Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation” is hereby incorporated herein by reference.

ITEM 13.	Financial Statements.

Reg. M-A 1010(a) and (b)

(a)	The information set forth in the proxy statement under the captions “FINANCIAL INFORMATION–Selected Historical and ProForma Financial Data” and “OTHER MATTERS–Information Incorporated by Reference” is hereby incorporated herein by reference.

(b)	The information set forth in the proxy statement under the caption “FINANCIAL INFORMATION–Selected Historical and ProForma Financial Data” is hereby incorporated herein by reference.

ITEM 14.	Persons/Assets, Retained, Employed, Compensated or Used.

Reg. M-A 1009

(a)-(b)	The information set forth in the proxy statement under the captions “SUMMARY OF RECLASSIFICATION TRANSACTION–Solicitation of Proxies; Expenses of Solicitation” and “OTHER MATTERS–Persons Making the Solicitation” is hereby incorporated herein by reference.

ITEM 15.	Additional Information.

Reg. M-A 1011 (b)

(a)	The information set forth in the proxy statement, including all appendices attached thereto, is hereby incorporated herein by reference.

ITEM 16.	Material to be Filed as Exhibits.

Reg. M-A 1016(a) through (d), (f) and (g)

(a)	Definitive Proxy Statement, together with the proxy card.

(b)	Not applicable.

(c)	Not applicable.

(d)	Not applicable.

(e)	Definitive Proxy Statement.

(f)	Definitive Proxy Statement.

(g)	Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 6, 2009	INDEPENDENT BANCSHARES, INC.

/s/ MARK A. IMES
	By:	Mark A. Imes
	Title:	President and Chief Executive Officer

/s/ CHARLES H. DETERS	/s/ MARK A. IMES
Charles H. Deters	Mark A. Imes

/s/ JEREMY J. DETERS	/s/ DEBORAH L. KLUGGER
Jeremy J. Deters	Deborah L. Klugger

/s/ DAVID A. DIZNEY	/s/ JOHN L. PETERSON, D.V.M.
David A. Dizney	John L. Peterson, D.V.M.

/s/ ROBERT E. ELINOR	/s/ LANFORD T. SLAUGHTER, D.D.S
Robert E. Elinor	Lanford T. Slaughter, D.D.S.

/s/ BILLY G. GADD	/s/ FRANK E. STAFFORD, C.P.A.
Billy G. Gadd	Frank E. Stafford, C.P.A.

EXHIBIT INDEX

Exhibit Number	Description

(a)	Preliminary Proxy Statement, together with the proxy card.

(b)	Not applicable.

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

(f)	Preliminary Proxy Statement (see Exhibit (a))

(g)	Not applicable.